

October 14, 2010

Mr. John S. Lawler
Chief Financial Officer
Deer Valley Corporation
3111 W. Dr. MLK Blvd., Ste 100
Tampa, Florida 33607

    RE: Deer Valley Corporation
             Form 10-K for the Year Ended December 31, 2009
             Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010
             File No. 0-5388

Dear Mr. Lawler:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings, including your interim filings where appropriate.

<u>Recent Industry and Company Developments, page 4</u>

2. In 2008, you were awarded a $16.1 million contract by M&C Development LLC. You disclosed that during 2009, the project developer experienced delays and the

completion date is unknown at this time. Please disclose and tell us whether you have deferred costs related to this project. If so, please tell us how you determined that these deferred costs were recoverable as of December 31, 2009 and your most recent balance sheet date.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, 17

3. Please expand/revise your discussion under results of operations for all periods to:

- Quantify the extent to which material decreases in revenues are attributable to changes in prices, volume or amount of goods being sold, or change in product mix. For example, you explain on page 17 that the decrease in revenue for 2009 was due to the fulfillment of your contract with the State of Mississippi for the production of two-bedroom and three-bedroom cottages and to the industry wide softness in demand for HUD Code housing units. However, you do not quantify the impact of these factors or explain the reasons why these factors had a significant impact on revenues;
- Provide a more robust explanation for the changes in line items within your statements of operations. For example, you indicated that the decrease in gross profit is attributable to the decline in revenues and the increase in gross profit as a percentage of total revenue is primarily due to improvements in manufacturing efficiencies without further explanations as to the extent of each factor identified; and
- Quantify each factor you cite as impacting your operations. For example, you disclose that selling, general and administrative costs decreased primarily due to reduced overhead cost associated with the consolidation of production operations and an overall decrease in salaries, wages and employee benefits as a result of reduced number of employees. However, you have not quantified the impact of all of these items.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 18

4. You indicate that cash used in operating activities was $446,636 for the year ended December 31, 2009 as compared to $6.4 million net cash provided by operating activities for the same period in 2008. However, you have merely listed the

components that resulted in the decrease in your cash flows used in operations for the year ended December 31, 2009. Please expand this disclosure to discuss the components that resulted in the decrease in cash flows used in operations as well as the underlying reasons for changes in these components, with specific discussions for accounts receivable, inventories, inventory finance notes receivable, accounts payable, warranties and other accrued liabilities. Please revise your disclosure for all periods presented.

5. Please disclose whether you are in compliance with your debt covenants as of December 31, 2009. Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Critical Accounting Estimates

Impairment of Long-Lived Assets, page 21

6. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, including property, plant and equipment, please disclose the following:

- How you group long-lived assets for impairment and your basis for that determination;
- Please disclose how you determine when property, plant and equipment should be tested for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment;
- Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets;
- For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups; and
- Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Cash Equivalents, page 33

7. You disclose that you consider all highly liquid investments with original maturities
    of three months or less to be cash equivalents. You consider your investment in
    Variable Rate Demand Bonds (VRDB's) as highly liquid investments. With
    reference to the maturity date(s) of these VRDB's, please tell us how you
    determined that these investments meet the definition of cash equivalents pursuant
    to ASC 305-10-20.

Management's Report on Internal Control Over Financial Reporting, page 52

8. Please amend your Form 10-K for the year ended December 31, 2009 to include
    management's assessment of the effectiveness of your internal control over financial
    reporting as of December 31, 2009. Your management report on internal control
    over financial reporting should include a statement as to whether or not internal
    control over financial reporting is effective. Refer to Item 308T(a)(3) of Regulation
    S-K.

Signatures, page 68

9. Your controller or principal accounting officer also must sign the annual report on
    Form 10-K. Further, any person who occupies more than one of the specified
    positions, for example, principal financial officer and controller or principal
    accounting officer, must indicate each capacity in which he signs the annual report
    on Form 10-K. See subparagraphs (a) and (b) General Instruction D(2) to Form 10-
    K, and revise in future filings.

Form 10-Q for the Period Ended June 30, 2010

General

10. Please address the comments above in your interim filings as well.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief